Exhibit 99.1

Compton Petroleum Corporation
Consolidated Balance Sheets
(unaudited) (000’s)

	March 31, 2010	December 31, 2009
		(audited)
Assets

Current
Accounts receivable	$39,886	$37,389
Risk management gain, note 12	12,032	198
Other current assets	12,145	14,287
Future income taxes	31	12

	64,094	51,886

Property and equipment	1,913,829	1,944,196
Risk management gain, note 12	2,354	-
Other assets	744	679

	$1,981,021	$1,996,761

Liabilities

Current
Accounts payable	$61,700	$58,970
Bank debt, note 2	90,733	107,183
Risk management loss, note 12	246	94
MPP term financing, note 4	5,105	4,601
Future income taxes	3,369	58

	161,153	170,906

Senior term notes, note 3	448,296	461,741
Risk management loss, note 12	390	1,331
MPP term financing, note 4	45,201	46,807
Asset retirement obligations, note 6	41,343	41,812
Future income taxes	270,928	277,728

	967,311	1,000,325

Non-controlling interest, note 4	4,170	4,199

Shareholders’ equity

Capital stock, note 7(b)	386,624	386,706
Share purchase warrants	13,800	13,800
Contributed surplus, note 9(a)	36,532	36,104
Retained earnings	572,584	555,627
	1,009,540	992,237

Commitments and contingent liabilities, note 14
	$1,981,021	$1,996,761

see accompanying notes to the consolidated financial statements.

Unaudited Consolidated Financial Statements	- 1 -	Compton Petroleum Corporation – Q1 2010

Compton Petroleum Corporation
Consolidated Statements of Earnings (Loss) and Other Comprehensive Income
(unaudited) (000’s, except per share amounts)

three months ended March 31,	2010	2009

Revenue
Oil and natural gas revenues	$71,267	$68,899
Royalties	(12,590)	(12,040)
	58,677	56,859

Expenses
Operating	18,397	21,711
Transportation	1,037	1,483
Administrative	5,550	6,085
Stock-based compensation, note 9	712	850
Interest and finance charges, note 10	14,077	13,917
Foreign exchange and other (gains) and losses, note 11	(16,070)	16,738
Risk management (gain) loss, note 12	(14,983)	(8,991)
Depletion and depreciation	34,103	35,558
Accretion of asset retirement obligations	1,056	736
Other expenses, note 13	1,170	416
	45,049	88,503

Earnings (loss) before taxes and non-controlling interest	13,628	(31,644)
Income taxes
Current	208	425
Future	(3,508)	(16,198)
	(3,300)	(15,773)

Earnings (loss) before non-controlling interest	16,928	(15,871)
Non-controlling interest, note 4	(29)	1,497

Net earnings (loss) and other comprehensive income	$16,957	$(17,368)

Net earnings (loss) per share, note 8
Basic	$0.06	$(0.14)
Diluted	$0.06	$(0.14)

see accompanying notes to the consolidated financial statements.

Unaudited Consolidated Financial Statements	- 2 -	Compton Petroleum Corporation – Q1 2010

Compton Petroleum Corporation
Consolidated Statements of Retained Earnings
(unaudited) (000’s)

three months ended March 31,	2010	2009

Retained earnings, beginning of period	$555,627	$563,957
Net earnings (loss)	16,957	(17,368)

Retained earnings, end of period	$572,584	$546,589

see accompanying notes to the consolidated financial statements.

Unaudited Consolidated Financial Statements	- 3 -	Compton Petroleum Corporation – Q1 2010

Compton Petroleum Corporation
Consolidated Statements of Cash Flow
(unaudited) (000’s)

three months ended March 31,	2010	2009

Operating activities
Net earnings (loss)	$16,957	$(17,368)
Amortization and other	4,022	1,130
Depletion and depreciation	34,103	35,558
Unrealized foreign exchange and other (gains) and losses	(13,950)	16,020
Future income taxes	(3,508)	(16,198)
Stock-based compensation	428	499
Accretion of asset retirement obligations	1,056	736
Asset retirement expenditures	(3,753)	(497)
Unrealized risk management (gain) loss	(14,976)	664
Non-controlling interest	(29)	1,497
	20,350	22,041
Change in non-cash working capital, note 15	3,247	(7,925)

	23,597	14,116

Financing activities
Issuance (repayment) of bank debt	(16,450)	39,249
Distributions to partner	-	(2,293)
Proceeds from share issuances (net)	(82)	-
MPP term financing repayment	(1,101)	-
Redemption of common shares	-	(200)

	(17,633)	36,756

Investing activities
Property and equipment additions	(9,487)	(16,142)
Acquisition of leased property	(1,256)	-
Property dispositions	56	-
Royalty disposition	9,180	-
Change in non-cash working capital, note 15	(4,457)	(32,507)

	(5,964)	(48,649)

Change in cash	-	2,223

Cash, beginning of period	-	3,892

Cash, end of period	$-	$6,115

see accompanying notes to the consolidated financial statements.

Unaudited Consolidated Financial Statements	- 4 -	Compton Petroleum Corporation – Q1 2010

Compton Petroleum Corporation
Notes to the Interim Consolidated Financial Statements
(unaudited) (000’s, except per share amounts)

Compton Petroleum Corporation (the “Corporation” or “Compton”) is in the business of the exploration for and production of petroleum and natural gas reserves in the Western Canada Sedimentary Basin.

1.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2009.  The disclosures provided herein are incremental to those included with the annual consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2009.

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries.  The consolidated financial statements also include the accounts of Mazeppa Processing Partnership (“MPP” or the “Partnership”) in accordance with Accounting Guideline 15 (“AcG-15”) “Consolidation of Variable Interest Entities”, as outlined in note 4.

All amounts are presented in Canadian dollars unless otherwise stated.

2.	BANK DEBT

	March 31, 2010	December 31, 2009

Authorized senior credit facility	$217,500	$220,000

Prime rate loans	14,000	37,000
Bankers’ acceptance term loans	70,000	70,000
Prime rate revolving credit	7,839	1,462
Unamortized transaction costs	(1,106)	(1,279)

Advances under the senior credit facility	$90,733	$107,183

As at March 31, 2010, the Corporation’s senior credit facility of $217.5 million, arranged with a syndicate of banks, was comprised of a revolving term facility authorized at $187.5 million and a revolving working capital facility authorized at $30.0 million.  The facility is subject to a review of the borrowing base twice a year on December 31 and May 31, and is subject to renewal on July 1, 2010.  If not renewed in 2010 the facility will mature 1 day later on July 2, 2010.

Advances under the facility bear interest at margins determined on the ratio of total consolidated debt to consolidated cash flow which are currently as follows:

Prime rate and US Base rate plus 4.25%
Bankers’ Acceptances rate and LIBOR rate plus 5.25%

As at March 31, 2010, the prime and bankers’ acceptance rates on the outstanding bank debt were 2.25% and 0.463%, respectively.

The amount that may be drawn on the credit facility is limited, in certain circumstances, by a provision contained in the note indenture governing the senior term notes; the adjusted consolidated net tangible assets test (“ACNTA”).  The ACNTA calculation is made quarterly and is based upon year-end reserves and year-end constant dollar prices.  At March 31, 2010, the ACNTA test capped the borrowings under the credit facilities at $275.1 million (see also note 3 - “Senior Term Notes”).

Unaudited Consolidated Financial Statements	- 5 -	Compton Petroleum Corporation – Q1 2010

The senior credit facilities are secured by a first fixed and floating charge debenture in the amount of $1.0 billion covering all the Corporation’s assets and undertakings.

3.	SENIOR TERM NOTES

	March 31, 2010	December 31, 2009

US$450 million, 7.625% due December 1, 2013	$457,020	$470,970
Unamortized transaction costs	(8,724)	(9,229)

Carrying value	$448,296	$461,741

The senior term notes bear interest at 7.625%, are unsecured and are subordinate to the Corporation’s bank credit facilities.  The yield to maturity using the effective interest method as at March 31, 2010 was 8.15%.

The notes are redeemable by the Corporation in whole or part, after the date and as a percentage of the face value as follows:

December 1, 2009	103.813%
December 1, 2010	101.906%
December 1, 2011 and thereafter	100.000%

The indenture governing the senior term notes limits the extent to which Compton can incur incremental debt and requires the Corporation to meet a fixed charge coverage ratio test (“Ratio”) and the ACNTA test if the Ratio test is not met.  At each quarter end, the Ratio must exceed a trailing four quarters 2.5 to 1 threshold.  If the Ratio is less than 2.5 to 1 the amount of debt that the Corporation may incur in addition to the senior term notes is limited to the value calculated under the ACNTA test.  At March 31, 2010, the Ratio was 2.02 to 1, falling below the minimum requirement.  The Corporation may incur up to $275.1 million of debt, plus certain other permitted debt until the time when the ratio exceeds 2.5 to 1.  Management does not anticipate these restrictions to have any limiting or adverse affect on the operations of the Corporation.

4.	MPP TERM FINANCING AND NON-CONTROLLING INTEREST

MPP is a limited partnership organized under the laws of the province of Alberta and owns certain midstream facilities, including gas plants and pipelines in southern Alberta.  The Corporation processes a significant portion of its production from the area through these facilities pursuant to a processing agreement with MPP.  The Corporation does not have an ownership position in MPP.  However, the Corporation, through a management agreement, manages the activities of MPP and is considered to be the primary beneficiary of MPP’s operations.  Pursuant to AcG-15, these consolidated financial statements include the assets, liabilities, and operations of the Partnership.

Unaudited Consolidated Financial Statements	- 6 -	Compton Petroleum Corporation – Q1 2010

Equity in the Partnership, attributable to the partners of MPP, is recorded on consolidation as a non-controlling interest and is comprised of the following:

	March 31, 2010	December 31, 2009

Non-controlling interest, beginning of period	$4,199	$59,762
Earnings attributable to non-controlling interest	(29)	3,259
Distributions to limited partner	-	(3,822)
MPP term financing	-	(55,000)

Non-controlling interest, end of period	$4,170	$4,199

On April 30, 2009, Compton completed the renegotiation of the MPP processing and other related agreements for a further term of five years, expiring on April 30, 2014.  As a result, a principal amount of $55.0 million of the non-controlling interest was transferred to MPP term financing with a reduction in the non-controlling interest.  Over the term, Compton pays a monthly fee to MPP for the transportation and processing of natural gas through the MPP owned facilities.  The fee is comprised of a fixed base fee of $0.8 million per month in respect of the MPP term financing, plus MPP operating costs net of third party revenues.

Compton may renew the processing agreement in 2014 under terms determined at that time or purchase the Partnership units for the outstanding amount of the MPP term financing of $27.4 million (“Purchase Option”).  In the event that the Corporation does not renew the processing agreement nor exercise the Purchase Option, the Corporation has no further obligations in respect of MPP.

	March 31, 2010	December 31, 2009

Amortizing MPP term financing	$23,526	$24,287
Purchase option at renewal	27,420	27,800
Discount to maturity	(640)	(679)

MPP term financing	$50,306	$51,408

The processing agreement prescribes minimum throughput volumes and reserve tests which if not exceeded may require prepayment of a portion of the Purchase Option.  The minimum throughput volume is to average 66.5 mmcf/d for two consecutive calendar quarters.  The prepayment amount is $400,000 per 1.0 mmcf/d of shortfall.  Each prepayment of the Purchase Option will cause the minimum throughput volume to be adjusted downward to the processed volumes.  In the event that the dedicated reserves are less than 200 BCF or have a discounted reserve value of less than $250 million, the prepayment amount is the greater of $108,000 per $1 million of reserve value shortfall and $135,000 per 1.0 BCF of reserves shortfall.

Effective January 1, 2010, the threshold throughput volume was reduced to 66.5 mmcf/d, following a prepayment of $380,000 on the Purchase Option.  At March 31, 2010, threshold throughput volumes have been exceeded and internal estimates indicate that dedicated reserves exceed the minimum reserve test.

5.	CAPITAL STRUCTURE

The Corporation’s capital structure is comprised of senior term notes, bank debt, working capital, MPP term financing and shareholders’ equity.  The Corporation’s objectives when managing its capital structure are to:

(a)	ensure the Corporation can meet its financial obligations;
(b)	retain an appropriate level of leverage relative to the risk of Compton’s underlying assets; and
(c)	finance internally generated growth and potential acquisitions.

Unaudited Consolidated Financial Statements	- 7 -	Compton Petroleum Corporation – Q1 2010

Compton manages its capital structure based on changes in economic conditions and the Corporation’s planned capital requirements.  Compton has the ability to adjust its capital structure by making modifications to its capital expenditure program, divesting of assets and by issuing new debt or equity.

The Corporation monitors its capital structure and financing requirements using non-GAAP measures consisting of total net debt to capitalization and total net debt to “Adjusted EBITDA”.  Adjusted EBITDA is defined as net earnings (loss) before interest and finance charges, income taxes, depletion and depreciation, accretion of asset retirement obligation, goodwill written-off, unrealized foreign exchange and other gains (losses), and unrealized risk management gains (losses).

Compton targets a total net debt to capitalization ratio of between 40% and 50% calculated as follows:

	March 31, 2010	December 31, 2009

Working capital deficiency(1)	$9,164	$6,286
Bank debt(2)	91,839	108,462
MPP term financing	50,306	51,408
Senior term notes	457,020	470,970
Total net debt	608,329	637,126
Total shareholders’ equity	1,009,540	992,237

Total capitalization	$1,617,869	$1,629,363

Total net debt to total capitalization	37.6%	39.1%

(1)	Adjusted working capital deficiency excludes risk management items, related future income taxes, current MPP term financing and bank debt
(2)	Excludes discounts to maturity of $1,106 (2009 - $1,279)

Compton’s US dollar denominated senior term notes due December 2013, are translated into Canadian dollars at the prevailing exchange rate at period end.  Any change from the prior period is recognized as an unrealized foreign exchange gain or loss and decreases or increases the carrying value of the notes.  The carrying value of the notes at March 31, 2010 decreased from December 31, 2009 as a result of the appreciation of the Canadian dollar resulted in an unrealized foreign exchange gain and a net of tax increase in shareholders’ equity.

In 2009, the Corporation completed an equity financing (gross proceeds of $172.5 million) and the sale of a 3.75% overriding royalty interest (gross proceeds of $71.3 million) that significantly reduced outstanding bank debt.  A further 0.50% overriding royalty interest was sold in the first quarter of 2010 for gross proceeds of $9.5 million, also was applied to reduce bank debt.

Unaudited Consolidated Financial Statements	- 8 -	Compton Petroleum Corporation – Q1 2010

Compton targets a total net debt to adjusted EBITDA of 2.5 to 3.0 times.  At March 31, 2010, total net debt to adjusted EBITDA was 6.3x (December 31, 2009 - 6.5x) calculated on a trailing 12 month basis as follows:

	March 31, 2010		December 31, 2009

Total net debt	$608,327		$637,126

12 months ended	March 31, 2010		December 31, 2009

Net earnings (loss)	$25,995		$(8,330)
Add (deduct)
Interest and finance charges	57,046		56,886
Income taxes	(11,629)		(24,102)
Depletion and depreciation	133,255		134,710
Accretion of asset retirement obligations	3,562		3,242
Unrealized foreign exchange and other (gains) losses	(116,175)		(83,268)
Unrealized risk management gains (losses)	(6,130)		9,510
Goodwill written-off	9,933		9,933

Adjusted EBITDA	$95,857		$98,581

Total net debt to adjusted EBITDA	6.3	x	6.5	x

The prevailing natural gas prices over the past two years has impacted the Corporation’s operations and capital structure.  As a result, Compton’s total net debt to adjusted EBITDA at March 31, 2010, is greater than the internal targeted factor of 2.5 to 3.0 times.  The Corporation continues to assess potential alternatives to achieve its internal targets.

Compton is subject to certain covenants relating to its credit facility and senior notes and is in compliance with these covenants except as described in note 3 - “Senior Term Notes”.

6.	ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and natural gas assets:

	March 31, 2010	December 31, 2009

Asset retirement obligations, beginning of period	$41,812	$34,281
Liabilities incurred	1,010	285
Liabilities settled and disposed	(2,870)	(9)
Accretion expense	1,056	3,242
Revision of estimate	335	4,013

Asset retirement obligations, end of period	$41,343	$41,812

The total undiscounted amount of estimated cash flows required to settle the obligations was $227.5 million (December 31, 2009 - $231.5 million), which has been discounted using a credit-adjusted risk free rate of 10.5% (2009 - 10.5%).  Due to the Corporation’s long reserve life, the majority of these obligations are not expected to be settled until well into the future.  Settlements will be funded from general Corporation resources at the time of retirement and removal.

Unaudited Consolidated Financial Statements	- 9 -	Compton Petroleum Corporation – Q1 2010

7.	CAPITAL STOCK

(a)	Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

(b)	Issued and outstanding

	March 31, 2010		December 31, 2009
	Number of Shares	Amount	Number of Shares	Amount

Common shares outstanding, beginning of period	263,573	$386,706	125,760	$237,703
Shares issued under public offering(1)	-	(82)	138,000	149,357
Shares repurchased	-	-	(187)	(354)

Common shares outstanding, end of period	263,573	$386,624	263,573	$386,706

(1) Net of share issue costs of $12.8 million, and $13.8 million ascribed to the value of the share purchase warrants, less future income tax benefits of $3.3 million

On October 5, 2009, the Corporation closed a fully subscribed equity financing for total net proceeds of $161.9 million on a bought deal basis.  Pursuant to the financing, 138,000,000 units were issued at a price of $1.25 per unit.  Each unit was comprised of one common share and one common share purchase warrant.  No warrants were exercised during the first quarter of 2010.

8.	PER SHARE AMOUNTS

The following table summarizes the common shares used in calculating net earnings per common share:

	three months ended March 31, 2010	three months ended March 31, 2009

Weighted average common shares outstanding - basic	263,573	125,578
Effect of stock options	200	-

Weighted average common shares outstanding - diluted	263,773	125,578

In calculating diluted earnings per common share for the three months ended March 31, 2010, the Corporation excluded 15,482,719 options (2009 - 8,159,570) and 138,000,000 share purchase warrants (2009 - n/a) as the exercise price was greater than the average market price of its common shares in those periods.

In the case of a loss, the effect of stock options potentially exercisable on diluted net loss per share is anti-dilutive.  Therefore basic and diluted net loss per share is the same.

Unaudited Consolidated Financial Statements	- 10 -	Compton Petroleum Corporation – Q1 2010

9.	STOCK-BASED COMPENSATION PLANS

(a)	Stock option plan

The following tables summarize the information relating to stock options:

	March 31, 2010		December 31, 2009
	Stock options	Weighted average exercise price	Stock options	Weighted average exercise price

Outstanding, beginning of period	10,750	$4.66	11,131	$8.07
Granted	7,890	$0.98	5,981	$1.11
Exercised	-	$-	-	$-
Forfeited	(1,235)	$8.47	(6,362)	$7.29

Outstanding, end of period	17,405	$2.75	10,750	$4.66

Exercisable, end of period	3,830	$7.76	4,001	$8.50

The range of exercise prices of stock options outstanding and exercisable at March 31, 2010 is as follows:

	Outstanding options			Exercisable options
Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number options outstanding	Weighted average exercise price

$0.79 - $1.99	13,785	4.6	$1.04	612	$1.03
$2.00 - $6.99	1,290	1.5	$3.65	1,291	$3.65
$7.00 - $11.99	1,290	1.8	$10.91	953	$10.97
$12.00 - $17.15	1,040	1.0	$14.20	974	$14.30

	17,405	3.9	$2.75	3,830	$7.76

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighed average assumptions for grants as follows:

	three months ended March 31, 2010	three months ended March 31, 2009

Weighted average fair value of options granted	$0.52	$0.70
Risk-free interest rate	2.5%	1.4%
Expected life (years)	5.0	3.0
Expected volatility	60.0%	64.7%

Unaudited Consolidated Financial Statements	- 11 -	Compton Petroleum Corporation – Q1 2010

The following table presents the reconciliation of contributed surplus with respect to stock-based compensation:
	three months ended March 31, 2010	December 31, 2009

Contributed surplus, beginning of period	$36,104	$33,030
Stock-based compensation expense	428	2,921
Excess of book value over purchase price on normal course issuer bid	-	153

Contributed surplus, end of period	$36,532	$36,104

(b)	Stock-based compensation expense

Amounts charged to stock-based compensation expense are as follows:

	three months ended March 31, 2010	three months ended March 31, 2009

Stock option plan	$428	$499
Employee share purchase plan	284	351

	$712	$850

(1)	Number of shares purchased (2010 - 296,402; 2009 - 435,334)

10.	INTEREST AND FINANCE CHARGES

Amounts charged to expense are as follows:

	three months ended March 31, 2010	three months ended March 31, 2009

Interest on bank debt, net	$1,352	$2,053
Interest on senior term notes	9,377	11,173
Other finance charges	3,348	691

Total interest and finance charges	$14,077	$13,917

Other finance charges include bank service charges and fees as well as other miscellaneous interest revenue and expenses, and amortization of transaction costs.

The effective interest rate on bank debt at March 31, 2010 was 5.8% (2009 - 2.6%).

Unaudited Consolidated Financial Statements	- 12 -	Compton Petroleum Corporation – Q1 2010

11.	FOREIGN EXCHANGE AND OTHER (GAINS) LOSSES

	three months ended March 31, 2010	three months ended March 31, 2009

Foreign exchange (gain) loss on translation of US$ debt	$(13,950)	$16,020
Other foreign exchange (gain) loss	(259)	212
Marketable securities valuation (gain) loss	(1,861)	506

Foreign exchange and other (gains) losses	$(16,070)	$16,738

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

At March 31, 2010, the Corporation’s financial assets and liabilities consist of accounts receivable, other current assets, accounts payable, bank debt, senior term notes, risk management assets and liabilities relating to the use of derivative financial instruments and MPP term financing.

The following summarizes a) fair value of financial assets and liabilities, b) risk management assets and liabilities, c) risk management gains and losses and d) risk associated with financial assets and liabilities.

(a)	Fair value of financial assets and liabilities

The carrying amount and fair value of financial assets and liabilities were as follows:

	March 31, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Held for trading
Other current assets(1)	$12,145	$12,145	$14,287	$14,287
Risk management assets	$14,386	$14,386	$198	$198
Loans and receivables
Accounts receivable	$39,886	$39,886	$37,389	$37,389

Financial liabilities
Held for trading
Risk management liabilities(2)	$636	$636	$1,425	$1,425
Other financial liabilities
Accounts payable	$61,700	$61,700	$58,970	$58,970
Bank debt	$90,733	$91,839	$107,183	$108,462
MPP term financing(2)	$50,306	$50,946	$51,408	$52,087
Senior term notes	$448,296	$388,467	$461,741	$362,647

(1)	Includes royalty deposits, prepaid expenses, and marketable securities
(2)	Includes current and long term

The carrying amount of cash, accounts receivable, other current assets, and accounts payable approximate fair value due to the short term nature of these instruments and variable rates of interest.  Bank debt and MPP term financing fair values approximate their carrying value, without the effect of amounts being amortized for accounting purposes.  The senior term notes trade in the US and the estimated fair value was determined using quoted market prices.  Risk management assets and liabilities are recorded at their estimated fair value based on the mark to market method of accounting, using quoted market prices, or in their absence, third-party indicators and forecasts.  Management also considers credit risk exposure on all assets and liabilities, and adjusts fair values where appropriate.

Unaudited Consolidated Financial Statements	- 1 3-	Compton Petroleum Corporation – Q1 2010

(b)	Risk management assets and liabilities

(i)	Net risk management positions

Risk management assets and liabilities relate to unrealized gains and losses associated with commodity price risk management and foreign currency risk management and are classified on the balance sheet as follows:

	March 31, 2010	December 31, 2009

Unrealized gain
Current asset	$12,032	$198
Non-current asset	2,354	-
Unrealized loss
Current liability	(246)	(94)
Non-current liability	(390)	(1,331)

Total unrealized gain (loss)	$13,750	$(1,227)

(ii)	Net fair value of commodity positions

On March 31, 2010, the Corporation had the following commodity contracts in place:

Commodity	Term	Notional Volume	Average Price	Mark-to- Market Gain (Loss)
Natural Gas
Collar	Jul./09 - Jun./10	14,000 GJ/d	$4.50 - $5.80/GJ	1,154
Collar	Jul./09 - Jun./11	30,250 GJ/d	$4.52 - $7.01/GJ	9,610
Collar	Jul./09 - Oct./11	10,000 GJ/d	$4.50 - $7.00/GJ	3,621
Electricity
Swap	Jan./10 - Dec./11	84 MWh/d	$50.74/MWh	(623)

Total unrealized commodity gain (loss)				$13,762

(c)	Risk management gains and losses

Risk management gains and losses recognized in the consolidated statements of earnings (loss) and other comprehensive income during the periods relating to commodity prices and foreign currency transactions are summarized below:

three months ended March 31,	Commodity Contracts	Foreign Currency	2010 Total	2009 Total

Unrealized change in fair value	$(14,988)	$12	$(14,976)	$664
Realized cash settlements	(7)	-	(7)	(9,655)

Total (gain) loss	$(14,995)	$12	$(14,983)	$(8,991)

The gains and losses realized during the period on the electricity contract are included in operating expenses.

(d)	Risk associated with financial assets and liabilities

The Corporation is exposed to financial risks arising from its financial assets and liabilities which fluctuate in value due to movements in market prices and is comprised of the following:

(i)	Market risk

Market risk is the risk that the fair value or future cash flows from financial assets or liabilities will fluctuate due to movements in market prices and is comprised of the following:

Unaudited Consolidated Financial Statements	- 14 -	Compton Petroleum Corporation – Q1 2010

—	Commodity price risk

The Corporation is exposed to commodity price movements as part of its normal oil and gas operations.  Under guidelines established and approved by the Board of Directors, Compton enters into economic hedge transactions relating to crude oil, natural gas and electricity prices to mitigate volatility in commodity prices and the resulting impact on cash flows.  The contracts entered into are forward transactions providing the Corporation with a range of prices on the commodities sold.  Prices are marked to industry benchmarks specifically to AECO monthly prices for gas contracts and AESO for electricity contracts.  Prices are valued in Canadian dollars unless otherwise disclosed.  The Corporation does not use derivative contracts for speculative purposes.

With respect to commodity contracts in place at March 31, 2010, an increase of $0.25/mcf in the price of natural gas, holding all other variables constant, would have reduced the fair value of the derivative financial instrument and decreased annualized before tax earnings by approximately $3.5 million (2009 - $0.8 million).  A similar decline in commodity prices would have had the opposite impact.

—	Foreign exchange rate risk

The Corporation is exposed to fluctuations in the exchange rate between the Canadian dollar and the US dollar.  Crude oil and to a certain extent natural gas prices are based upon reference prices denominated in US dollars, while the majority of the Corporation’s expenses are denominated in Canadian dollars.  To mitigate the exposure to the fluctuating Canada/US exchange rate the Corporation maintains a mix of US and Canadian dollar denominated debt.  In addition, when appropriate, Compton enters into agreements to fix the exchange rate of Canadian dollars to US dollars to manage the risk.

At March 31, 2010, with respect to the Corporation’s senior term notes, a $0.01 change in the US$/Cdn$ exchange rate would impact the value of the notes by $4.5 million (2009 - $4.5 million) and increase or decrease annualized before tax earnings by $0.3 million (2009 - $0.3 million).

—	Interest rate risk

The Corporation is exposed to interest rate risk principally associated with borrowings.  Floating rates, associated with bank debt, expose the Corporation to short-term movements in interest rates.  Fixed rates, associated with senior term notes, introduce risk at the time of maturity if replacement bonds are issued.

The Corporation partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.  Entering into interest rate swap transactions, when deemed appropriate, is another means of managing the fixed/floating rate debt portfolio mix.

The Corporation’s cash flows are impacted by changes in interest rates on the floating rate bank debt.  At March 31, 2010, a 100bps change in interest rates would have impacted quarterly before tax earnings by $0.2 million (2009 - $0.8 million) assuming the change in interest rates occurred at the beginning of the period.

(ii)	Credit risk

The Corporation is exposed to credit risk, which is the risk that a counterparty will fail to perform an obligation or settle a liability, resulting in a financial loss to the Corporation.

A significant portion of Compton’s accounts receivable and other current asset balances are with entities in the oil and gas industry and subject to normal industry credit risks.  The allowance for doubtful accounts is less than 3% of total balances and relates to receivables acquired through corporate acquisitions and unresolved differences with partners.  Substantially all of the receivable balances at March 31, 2010 were current.

Unaudited Consolidated Financial Statements	- 15 -	Compton Petroleum Corporation – Q1 2010

Derivative financial instrument contracts are with investment grade Canadian financial institutions that are also members of the Corporation’s banking syndicate.  At March 31, 2010, three financial institutions held all of the outstanding financial instrument contracts.  Derivative electricity contracts are with the Corporation’s power provider.

The Corporation regularly assesses the financial strength of its marketing customers and limits the total exposure to individual counterparties based on management determined criteria.  As well, a number of contracts contain provisions that allow Compton to demand the posting of collateral in the event of a downgrade to a non-investment grade credit rating.

The maximum credit risk exposure associated with the Corporation’s financial assets is the carrying amount.

(iii)	Liquidity risk

Compton is exposed to liquidity risk, which is the risk that the Corporation will be unable to generate or obtain sufficient cash to meet its commitments as they come due.  Mitigation of this risk is achieved through the active management of cash and debt.  In managing liquidity risk, in addition to cash flow generated from operating activities, the Corporation has funds available under its credit facility.  The credit facility provides for accommodations by way of prime loan, bankers’ acceptance, US base rate loan or LIBOR loan.  Canadian and US direct advances bear interest at the bank’s prime lending rate plus applicable margins.  Amounts drawn through bankers’ acceptance or LIBOR loans bear interest at the market rate for these products plus a stamping fee based on the Corporation’s debt to trailing cash flow ratio.  On July 2, 2009, the Corporation renewed the existing credit facility for a further 364 day term under conditions outlined in note 2.  Compton believes it has the ability to adjust its capital structure by making modifications to its capital expenditure program, divesting of assets and by issuing new debt or equity to maintain liquidity.

13.	OTHER EXPENSES

The following non-recurring costs have been grouped for presentation purposes as other expense, as follows:

	three months ended March 31, 2010	three months ended March 31, 2009

Surplus office costs	$1,170	$-
Restructuring costs	-	416

Other expenses	$1,170	$416

Surplus office costs relate to unused office space currently under lease and management is actively pursuing sublease opportunities.  The strategic review and restructuring process undertaken by management was completed in 2009.

14.	COMMITMENTS AND CONTINGENT LIABILITIES

The Corporation is involved in various legal claims associated with normal operations.  In Management’s opinion these claims, although unresolved at the current time, are not significant and are not expected to have a material impact on the financial position or results of operations of the Corporation.

On September 26, 2009, the Corporation entered into a purchase and sale agreement for the sale of an overriding royalty (“ORR”) to a third party.  At December 31, 2009 a total of 3.75% had been exercised.  During the first quarter of 2010, an additional 0.25% was exercised effective January 1, 2010, and 0.25% effective February 1, 2010.  At March 31, 2010 the ORR represents a commitment of 4.25% of the Corporation's future gross production revenue, less certain transportation costs and marketing fees, on the existing land base.  An option to purchase a final 0.75% ORR was exercised on April 30, 2010 which will result in net proceeds of $14.3 million, to bring the total ORR commitment to 5%.  Execution of the final option reduces the authorized bank credit facility by $7.5 million to $210.0 million.

Unaudited Consolidated Financial Statements	- 16 -	Compton Petroleum Corporation – Q1 2010

15.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital items increased (decreased) cash as follows:

	three months ended March 31, 2010	three months ended March 31, 2009

Accounts receivable and other current assets	$(4,185)	$13,868
Accounts payable	2,975	(54,300)

	$(1,210)	$(40,432)
Net change in non-cash working capital
Relating to:
Operating activities	$3,247	$(7,925)
Investing activities	(4,457)	(32,507)

	$(1,210)	$(40,432)

Amounts paid during the year relating to interest expense and income taxes were as follows:

	three months ended March 31, 2010	three months ended March 31, 2009

Interest paid	$5,030	$3,961

Current income taxes paid	-	-

	$5,030	$3,961

16.	RECLASSIFICATION

Certain amounts disclosed for prior periods have been reclassified to conform with the current period presentation.

Unaudited Consolidated Financial Statements	- 17 -	Compton Petroleum Corporation – Q1 2010